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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2023

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.

PUBLICLY HELD COMPANY

CNPJ No. 07.689.002/0001-89

NIRE 35.300.325.761

Call Notice

We invite the shareholders of EMBRAER S.A. (“Company”) to attend an Annual General Shareholders’ Meeting (“Meeting”) to be held on April 28, 2023, at 10 am, exclusively by digital means, as detailed below, for the purposes of Resolution No. 81/2022 (“RCVM81”), to review and resolve on the following agenda:

1.	Review the management accounts and to examine, discuss and approve the financial statements for the fiscal year ended December 31, 2022, together with the Management Report and the Opinion of the Fiscal Council;
2.	Review and to resolve on the allocation of the income for the fiscal year ended on December 31, 2022;
3.	Define the number of members to compose the Board of Directors;
4.	Elect the members of the Board of Directors;
5.	Elect the members of the Fiscal Council;
6.	Determine the aggregate annual compensation of the Company’s management; and
7.	Determine the compensation of the members of the Fiscal Council.

Pursuant to paragraph 6 of Section 124 of Law No. 6,404/76, the documents that are the subject matter of the resolutions of the Meeting hereby called, including those mentioned in Sections 10,11, 13 and 14 of CVM Resolution No. 81/22, are available to shareholders at the Company’s headquarters and, on the Internet, on the websites of the Company (ri.embraer.com.br), the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br) and the Brazilian Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) (www.b3.com.br).

General Instructions:

a)            Shareholders may participate in the Meeting through distance voting ballot (boletim de voto à distância) or through the electronic remote participation system provided by the Company.

b)            To participate in the Meeting directly, through a legal representative or proxy, we request that you submit to the Company, at least 48 hours prior to the date of the Meeting, the following documents: (i) power of attorney with special powers for representation at the Meeting, in the case of a proxy (along with the proxy’s personal document); (ii) for shareholders with shares held in deposit in the fungible custody of shares, a statement provided by the custodian institution confirming their respective shareholdings; and (iii) evidence that such shareholder qualifies as a Brazilian Shareholder or a Foreign Shareholder, as provided for in Section 20 of the Company’s Bylaws. For purposes of verifying the limit of votes that may be cast at the Meeting, you shall also inform the Company, at least 48 hours prior to the Meeting, whether you belong to a Shareholder Group (as defined in Section 12 of the Company’s Bylaws).

c)            The documents mentioned in item “b” above shall be sent to the attention of the Investor Relations Department, to the address investor.relations@embraer.com.br.

d)            Pursuant to Section 5 of CVM Resolution 81/09, it is hereby informed that the minimum percentage of voting capital required to request the adoption of the cumulative voting procedure for the election of members of the Board of Directors is five percent (5%) of the Company’s voting shares. This option may only be exercised by the shareholders if the requirement to give notice at least forty-eight (48) hours in prior to the Meetings is observed.

e)            The composition of the slate for the election of members of the Board of Directors and the Fiscal Council proposed, respectively, by the Board of Directors and by the Fiscal Council, are available to shareholders at the Company’s headquarters and on the internet on the websites of B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br), the Company (ri.embraer.com.br) and the Brazilian Securities Commission (Comissão de Valores Mobiliários – CVM) (www.cvm.gov.br). Shareholders wishing to propose another slate for the Board of Directors and / or the Fiscal Council shall comply with the provisions in paragraph 2 of Section 31 of the Company’s Bylaws. Any such slate proposed by the shareholders shall be made available by the Company as contemplated in paragraph 2 of Section 31 of the Company’s Bylaws.

Additional Information regarding participation in the Meeting:

ELECTRONIC PARTICIPATION SYSTEM: Shareholders who choose to participate in the Shareholders’ Meeting through an electronic remote participation system shall do so using the Microsoft Teams electronic platform, and the guidelines and data for connection in the electronic environment shall be sent to the shareholders or, if applicable, their legal representatives or proxies, who express their interest in participating in the Meeting through an e-mail to investor.relations@embraer.com.br, sent by April 26, 2023, which shall also include the documents required for such shareholder’s participation in the Meeting as detailed in the Manual of the Annual General Shareholders’ Meeting published on the date hereof and available on the websites indicated above.

The electronic participation system to be made available by the Company will enable shareholders registered within the aforementioned period to make statements and vote at the Meeting without being physically present, as set forth in CVM Resolution No. 81.

Detailed rules and guidelines, as well as the procedures and additional information for shareholder’s participation in the Meeting by means of the electronic participation system are contained in the Manual of the Annual General Shareholders’ Meeting available on the Internet at the Company’s website (ri.embraer.com.br), at the Brazilian Securities Commission’s (Comissão de Valores Mobiliários – CVM) website (www.cvm.gov.br) and at the Brazilian Stock Exchange’s (B3 S.A. – Brasil, Bolsa, Balcão) website (www.b3.com.br).

DISTANCE VOTING BALLOT: to participate in the Meeting through distance voting ballot (boletim de voto à distância), shareholders shall send a distance voting ballot directly to the Company or through third parties, according to the instructions contained in the Manual for the Meeting published on the date hereof and available on the websites specified above.

São José dos Campos, March 28, 2023.

Alexandre Gonçalves Silva

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:April 10, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations